UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 13, 2018

We hereby inform that today, December 13, 2018, we have been notified that the First Court of National Preparatory Investigation declared founded part of the request for incorporation, among others, of our subsidiary GyM S.A. as Civilly Responsible Third Party in the process followed by that court with certain construction companies for an alleged illicit association to commit a crime.

In this regard, we state that the incorporation of GyM S.A. as a Civilly Responsible Third Party does not mean per se a declaration of guilt, but only the eventual solidarity for the payment of indemnities to the State, in case any of the persons investigated are found guilty.

Finally, we reiterate the commitment of the Graña y Montero Group to collaborate with the authorities in charge of the investigations of the aforementioned criminal process, stating that GyM will take the pertinent legal actions to prevail its rights and the principles of due process.

Sincerely yours,

___________________________
/s/ Luis Francisco Diaz Olivero
Chief Executive Officer
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 13, 2018